Amphitrite Digital Incorporated

6501 Red Hook Plaza, Suite 201-465

St. Thomas, Virgin Islands, U.S., 00802

February 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenifer Gallagher

Karl Hiller

Anuja A. Majmudar

Timothy S. Levenberg

Re:	Amphitrite Digital Incorporated

Registration Statement on Form S-1, as amended (File No. 333-275379)

Request for Acceleration of Effective Date

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Amphitrite Digital Incorporated (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 PM Eastern time, on February 13, 2024, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. The Company hereby authorizes each of Andrew M. Tucker and Zalak Raval of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, to make such a request on its behalf. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Nelson Mullins Riley & Scarborough LLP confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Andrew M. Tucker of Nelson Mullins Riley & Scarborough LLP at (202) 689-2987 or, in his absence, Zalak Raval of Nelson Mullins Riley & Scarborough LLP at (202) 689-2838.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Amphitrite Digital Incorporated

/s/ Scott Stawski
By:	Scott Stawski
Title:	Executive Chairman

[Signature Page to Acceleration Request]